Mail Stop 4561
      December 8, 2005

Mark R. McCollom
Chief Financial Officer
Sovereign Bancorp Inc.
1500 Market Street
Philadelphia, Pennsylvania 19102

      Re:	Sovereign Bancorp Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for Quarters Ended March 31, 2005, June 30, 2005 and
September 30, 2005
File No.  001-16581


Dear Mr. McCollom:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











Sovereign Bancorp Form 10-K for the year ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Other Expenses, page 17

1. We note your disclosure that during the second quarter of 2004, you made a $60 million investment in a synthetic fuel partnership. Please tell us the following;
* the dollar amount of tax credits which were used to reduce your income tax expense during 2004;
* the authoritative literature followed in accounting for the partnership; and
* why you believe that you will receive tax credits in excess of your recorded investment over the life of the partnership

Other Assets, page 26

2. We note your disclosure that you have $431 million of assets associated with your precious metals business. Please tell us the following:

* how you account for these assets, citing the authoritative literature used;
* how you value these assets and account for changes in value;
* the dollar impact(s) these assets have on your financial statements; and
* in depth, what kind of business you use these assets in.

Financial Statements

Note 1 - Summary of Significant Accounting Policies, page 51

3. Please confirm to us that you follow the guidance of FASB 114 and
FASB 118 in determining your specific allowance. If you do not, please tell us how you applied FASB 114 and FASB 118 in determining the amount of your specific and your overall allowance for loan losses.

Note 6 - Investment Securities, page 58

4. We note your disclosure regarding the fair value and unrealized losses of non agency securities that have been in a continuous unrealized loss position for less than twelve months and for twelve months or more that are not considered to be other than temporarily impaired. Please tell us what types of investments make up your non agency securities and explain your basis for concluding that these investments were not other than temporarily impaired as of December
31, 2004, March 31, 2005, June 30, 2005 and September 30, 2005.
Please provide us with your comprehensive analysis based on the factors described in SAB Topic 5.M.

Note 12 - Borrowings and Other Debt Obligations, page 66

5. We note your disclosure that you issued contingent convertible trust preferred equity income redeemable securities ("PIERS"). The debt is convertible into common stock if certain conditions are met.
Please tell us how you account for the conversion feature associated with the debt. Refer to FASB Statement 133 and EITF 00-19.

6. We note your disclosure that you will pay contingent distributions of $.08 per $50 issue price per PIERS under certain conditions.
Please tell us what these conditions are and how you account for these contingent distributions. Please cite authoritative guidance.

Note 21-Derivative Instruments and Hedging Activities, page 77

7. You disclose that you had no ineffectiveness on either your fair value or cash flow hedges, and on page 52 you disclose that you formally document the relationships of certain qualifying hedging instruments and hedged items. Please tell us the following for your each of your fair value and cash flow hedges:
* whether you used the short-cut or matched terms method to assess effectiveness;
* if you used the short-cut method, how you determined that such hedges met the conditions of paragraph 68 of FASB 133 to qualify for such treatment; and
* how you assess and measure hedge ineffectiveness.


* * *
   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please contact Nancy Maloney, Staff Accountant, at (202) 551-3427 or me at (202) 551-3490
if you have questions.

   							Sincerely,



      Donald A. Walker, jr.
      Senior Assistant Chief Accountant

Mark R. McCollom
Sovereign Bancorp Inc.
December 8, 2005
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